Exhibit 99.1

Media Release

Planegg/Munich, Germany, August 8, 2018

MorphoSys and I-Mab Biopharma Announce China IND Submission of TJ202/MOR202

German biopharma company MorphoSys AG (FSE: MOR; Prime Standard Segment, TecDAX; NASDAQ: MOR) and I-Mab Biopharma (“I-Mab”), a Shanghai-based biotech company focused on innovative biologics in oncology and autoimmune diseases, announced today that I-Mab has submitted an investigational new drug (IND) application to China National Drug Administration (CNDA) for TJ202/MOR202, a human monoclonal antibody directed against CD38 for the treatment of multiple myeloma.

Multiple myeloma is the second most common blood cancer worldwide. The patient number has gradually increased in China in recent years due to an increasingly aging population. Yet there are no effective biologics approved in China for this indication and current therapies have been associated with serious side effects and limited treatment efficacy.

TJ202/MOR202 is a monoclonal antibody derived from MorphoSys’s HuCAL antibody technology. The antibody is directed against CD38 on the surface of multiple myeloma cells, and, according to its suggested mode of action, recruits cells of the body’s immune system to kill the tumor. Scientific research suggest that an anti-CD38 antibody may have therapeutic potential also in other cancers, as well as autoimmune diseases.

China recently issued a new round of reform initiatives to accelerate clinical trial approval for new drugs, especially in oncology. “The IND submission was done after a successful pre-submission consultation meeting with Center for Drug Evaluation (CDE) of CNDA, which is required under China’s new drug regulation, unless waived,” said Dr. Joan Shen, Head of R&D at I-Mab.

“CNDA has endorsed the overall clinical and regulatory strategy, as well as the study designs, which should lead to the biologics license application (BLA),” said Dr. Joan Shen.

Through a licensing agreement with MorphoSys AG in November 2017, I-Mab gained exclusive rights to develop and commercialize TJ202/MOR202 in Greater China territory, including mainland China, Hong Kong, Macau and Taiwan.

After observing patient responses in an interim analysis from an ongoing Phase 1/2a trial in patients with relapsed/refractory multiple myeloma in Germany and Austria, MorphoSys decided to support I-Mab to lead clinical development of TJ202/MOR202 in Greater China. MorphoSys will continue to evaluate additional other suitable indications for further global development of TJ202/MOR202.

Dr. Malte Peters, Chief Development Officer of MorphoSys AG commented: “We are delighted that our partner I-Mab has taken this important step in advancing TJ202/MOR202 into clinical development in China. We look forward to supporting I-Mab in developing this investigational compound with the goal of helping Chinese patients in multiple myeloma, an indication with a high unmet medical need.”

“With a fast-to-market strategy under the new drug regulation, we hope to bring this innovative treatment to patients as soon as possible,” Dr. Shen commented. “MorphoSys and I-Mab plan to continuously evaluate the potential and further development of TJ202 in other indications.”

About I-Mab Biopharma

Having built a world-class R&D capability and highly experienced team, I-Mab focuses on discovery and development of First-in-Class and Best-in-Class biologics in the areas of immuno-oncology and immuno-inflammation. The company has already submitted several IND applications and is prepared to submit additional INDs in order to initiate clinical trials in China and the US, including multiple Phase II and Phase III studies. I-Mab is on a fast track toward becoming an end-to-end fully integrated biopharma company. The company has been well recognized by capital market by successfully raising US $330 million within two years, the recent Series C financing was representing one of the largest amounts ever in C round by an innovative biotech company in China. http://www.i-mabbiopharma.com.

About MorphoSys:

MorphoSys is a late-stage, biopharmaceutical company devoted to the development of innovative and differentiated therapies for patients suffering from serious diseases. Based on its technological leadership in generating antibodies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. This broad pipeline spans MorphoSys’s two business segments: Proprietary Development, in which MorphoSys invests in product candidates for its own account, and Partnered Discovery, in which product candidates are developed exclusively for a variety of Pharma and Biotech partners. In 2017, Tremfya® (guselkumab), marketed by Janssen, became the first therapeutic antibody based on MorphoSys’s proprietary technology to receive marketing approval for the treatment of moderate to severe plaque psoriasis in the United States, the European Union and Canada. MorphoSys is listed on the Frankfurt Stock Exchange and on the U.S. stock exchange Nasdaq under the symbol MOR. For regular updates about MorphoSys, visit https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech.

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the partnering expectations in connection with MOR202 and expectations regarding the further development of MOR202 in multiple myeloma in Greater China, including the intended targeting of CD38, potential additional indications such as autoimmune diseases and systemic lupus erythematosus, potential future payments to be made to MorphoSys under the licensing agreement for MOR202, assumptions regarding the submission of an IND application to China National Drug Administration (CNDA) for MOR202 as well as expectations regarding the current clinical phase 1/2a development in multiple myeloma by MorphoSys. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the partnering expectations in connection with MOR202 and expectations regarding the further development of MOR202 in multiple myeloma in Greater China, including the intended targeting of CD38, potential additional indications such as autoimmune diseases and systemic lupus erythematosus, potential future payments to be made to MorphoSys under a licensing agreement for MOR202, assumptions regarding the submission of an IND application to China National Drug Administration (CNDA) for MOR202 as well as expectations regarding the current clinical phase 1/2a development in multiple myeloma by MorphoSys, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s

Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Associate Director Corporate Communications & IR

Jochen Orlowski

Associate Director Corporate Communications & IR

Dr. Claudia Gutjahr-Löser

Investor Relations Officer

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com

I-Mab Biopharma

Raven Lin, Vice President of Corporate Development

raven.lin@i-mabbiopharma.com